Contact

www.linkedin.com/in/
lesliechristianfinancial (LinkedIn)
northstarasset.com (Company)

Top Skills

Investments
Integrated Capital
Portfolio Management

Certifications

CFA

Leslie Christian, CFA

Board Member at Recompose PBC
Seattle, Washington, United States

Summary

Leslie Christian has been a leader in social and environmental investing for more than 30 years. She leads Outside Investments, a division of NorthStar Asset Management.

After spending the first part of her career in banking and on Wall Street, Leslie became passionate about using finance for the benefit of all stakeholders, and went on to serve as President and CEO of Portfolio 21 Investments. During her 17 years at Portfolio 21, Leslie co-founded the firm's pioneering environmental mutual fund as well as Upstream 21, a uniquely-chartered regional holding company for socially and environmentally responsible businesses. In 1993 Leslie co-founded with her colleague and friend Linda Pei the Women's Equity Mutual Fund (now part of Pax World).

Leslie offers portfolio consulting and advisory services to individuals and institutions seeking to align their values and their money through an integrated capital approach to investing and philanthropy. To learn more, visit NorthStarAsset.com and OutsideInvestments.com.

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Experience

Recompose PBC
Board Member
November 2017 - Present (5 years 5 months)
Seattle, Washington, United States

NorthStar Asset Management, Inc.
Integrated Capital Specialist
2012 - Present (11 years)
Boston, MA

Portfolio consulting and advisory services for clients seeking an integrated capital approach. NorthStar specializes in comprehensive investment services for individuals seeking to balance financial objectives with their social and political values.

Leslie E. Christian, LLC
Founder and Manager
January 2013 - December 2016 (4 years)

Portfolio consulting and advisory services for individuals and institutions seeking an integrated capital approach.

RSF Social Finance
Senior Advisor
2013 - December 2016 (3 years)
San Francisco, CA

Member of Field Building Collaborative working toward widespread adoption of Integrated Capital.

Portfolio 21
President & CEO
1995 - 2012 (17 years)
Portland, OR and Seattle, WA

Led investment management, marketing, client service, and operations for firm specializing in socially responsible investing using separately managed accounts. Company also sponsors Portfolio 21 mutual fund, a no-load fund focused on long-term environmental risks and opportunities.

Mercer Investment Consulting, Inc.
Consultant
1993 - 1995 (2 years)
Seattle, WA

Provided investment consulting services to institutional clients, primarily foundations and retirement funds. Services included investment policy development, asset allocation, investment manager selection, performance measurement and evaluation, and investment education.

Sabbatical and Career Transition
Volunteer and Student
1988 - 1993 (5 years)
Seattle, WA

Volunteered for numerous organizations and causes focused on human rights, social justice and women's issues. Studied art history at University of Washington, completing majority of degree requirements. Carried out initial exploration and study of socially responsible investing.

Salomon Brothers
Fixed Income Specialist
1979 - 1988 (9 years)
New York, NY

Developed and marketed interest-rate hedging tools, including futures and options, to financial and industrial institutions, pension funds, and money managers. In 1987, assigned to company's oil trading subsidiary to develop similar tools in crude oil and refined products. Named a Vice President in 1980 and a Director in 1987.

Commercial and Investment Banking
Multiple Positions
1971 - 1979 (8 years)
Seattle, San Francisco, New York

Conducted teller training and investment management for Washington Mutual Savings Bank (Seattle, WA). Managed institutional fixed income sales for Crocker National Bank (San Francisco) and Donaldson, Lufkin, and Jenrette (San Francisco and New York).

Education

University of California, Berkeley, Haas School of Business
Master of Business Administration (MBA), Finance

University of Washington
Bachelor of Arts (BA)